Exhibit 12.1

Computation of Ratios

		Year Ended December 31,
Calculation of Earnings:	Six Months Ended June 30, 2003	2002	2001	2000	1999	1998
Income from continuing operations before income taxes, minority interest, and gain on sale of assets and other provisions, net	40,557	85,872	78,637	124,926	109,705	95,596
Less: Equity in earnings	(3,185)	(7,188)	(9,322)	(7,596)	(5,167)	(5,282)
Add: Gain on sale of assets and other provisions before income taxes	544	13,156	2,964	55,047	55,453	47,701

Income from continuing operations before income taxes, adjustment for minority interest and income from equity investees	37,916	91,840	72,279	172,377	159,991	138,015

Additions:
Fixed Charges
Interest expense	51,908	99,018	83,676	98,835	89,057	71,419
Capitalized interest	833	3,274	6,221	12,367	26,485	30,482

	52,741	102,292	89,897	111,202	115,542	101,901

Amortization capitalized interest (1)	1,176	2,352	2,270	2,114	1,805	1,143
Distributed income of equity investees (2)	3,185	7,188	9,322	7,596	5,282	655

Subtractions:
Capitalized interest	(833)	(3,274)	(6,221)	(12,367)	(26,485)	(30,482)

Adjusted Earnings	94,185	200,398	167,547	280,922	256,135	211,232

Fixed Charges (from above)	52,741	102,292	89,897	111,202	115,542	101,901
Preferred Stock Dividends	9,858	30,055	34,705	35,206	35,448	35,571

Ratio of Earnings to Fixed Charges	1.79	1.96	1.86	2.53	2.22	2.07

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends	1.50	1.51	1.34	1.92	1.70	1.54

(1)	Represents an estimate of capitalized interest costs based on the Company’s established depreciation policy and an analysis of interest costs capitalized since 1996 (the year in which CarrAmerica began significant development activity).

(2)	Represents an estimate of distributed income. Amount is based upon equity in earnings for each period due to the fact that distributions exceeded equity in earnings for each period.